FRANKLIN TEMPLETON INVESTMENTS
                              ONE FRANKLIN PARKWAY
                            SAN MATEO, CA 94403-1906





May 18, 2007



John C. Grzeskiewicz, Esq.
U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549



        Re:     Franklin Templeton International Trust
                CIK No. 0000876441


Dear Mr. Grzeskiewicz:


Please change the file number used on our Pre-Effective Amendment No. 1 to Registration Statement filing made on April 25, 2007, on Form Type N-14/A, Accession Number 0000876441-07-000018, from 033-41340 to 333-141565.

Please correct the Securities and Exchange Commission's records.

Thank you very much.

Sincerely,

/s/ David P. Goss
David P. Goss
Senior Associate General Counsel



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